中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

2011 ANNUAL RESULTS

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces the audited results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2011 together with the comparative figures for 2010:

FINANCIAL RESULTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2011

	Note	2011 RMB million	2010 RMB million
Operating revenue			
Traffic revenue		**87,252**	74,140
Other operating revenue		**3,143**	2,355
Total operating revenue	3	**90,395**	76,495
Operating expenses			
Flight operations	4	**48,344**	38,593
Maintenance		**7,531**	5,586
Aircraft and traffic servicing		**12,337**	10,968
Promotion and sales		**6,568**	5,555
General and administrative		**2,807**	2,266
Impairment on property, plant and equipment	5	**584**	212
Depreciation and amortisation		**7,689**	7,065
Others		**1,203**	444
Total operating expenses		**87,063**	70,689
Other net income	6	**1,021**	476
Operating profit		**4,353**	6,282

	Note	2011 RMB million	2010 RMB million
Interest income		**179**	93
Interest expense	*7*	**(1,067)**	(1,265)
Share of associates' results		**456**	56
Share of jointly controlled entities' results		**125**	112
Gain/(loss) on derivative financial instruments, net		**1**	(30)
Exchange gain, net		**2,755**	1,746
Interest income on wealth management products	*13*	**128**	–
Gain on sale of a jointly controlled entity classified as held for sale, net		**–**	1,078
Gain on deemed disposal of a subsidiary		**–**	17
Profit before taxation		**6,930**	8,089
Income tax	*8*	**(840)**	(1,677)
Profit for the year		**6,090**	6,412
Attributable to:			
Equity shareholders of the Company		**5,110**	5,792
Non-controlling interests		**980**	620
Profit for the year		**6,090**	6,412
Earning per share			
Basic and diluted	*10*	**RMB0.52**	RMB0.70

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2011

	2011	2010
	RMB million	*RMB million*
Profit for the year	**6,090**	6,412
Other comprehensive income for the year (after tax and reclassification adjustments):		
Available-for-sale securities: net movement in the fair value reserve	**(12)**	(15)
Total comprehensive income for the year	**6,078**	6,397
Attributable to:		
Equity shareholders of the Company	**5,100**	5,786
Non-controlling interests	**978**	611
Total comprehensive income for the year	**6,078**	6,397

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT 31 DECEMBER 2011

	Note	31 December 2011 RMB million	31 December 2010 RMB million
Non-current assets			
Property, plant and equipment, net		**87,711**	80,214
Construction in progress	*11*	**15,940**	10,069
Lease prepayments		**1,932**	1,743
Interest in associates		**746**	309
Interest in jointly controlled entities		**985**	863
Other investments in equity securities		**166**	166
Lease deposits		**583**	544
Available-for-sale equity securities		**64**	80
Deferred tax assets		**1,300**	962
Other assets		**500**	526
		109,927	95,476
Current assets			
Inventories		**1,618**	1,355
Trade receivables	*12*	**2,147**	1,992
Other receivables	*13*	**4,988**	1,394
Prepaid expenses and other current assets		**630**	576
Amounts due from related companies		**167**	138
Pledged bank deposits		**72**	–
Cash and cash equivalents		**9,863**	10,404
		19,485	15,859
Current liabilities			
Financial liabilities		**–**	13
Bank and other loans	*11*	**18,789**	9,324
Obligations under finance leases		**1,784**	1,654
Trade payables	*14*	**2,847**	1,806
Sales in advance of carriage		**5,299**	3,604
Deferred revenue		**907**	524
Current taxation		**871**	1,985
Amounts due to related companies		**122**	317
Accrued expenses		**9,480**	9,330
Other liabilities		**4,314**	3,768
		44,413	32,325
Net current liabilities		**(24,928)**	(16,466)
Total assets less current liabilities		**84,999**	79,010

	Note	2011 RMB million	2010 RMB million
Non-current liabilities and deferred items			
Bank and other loans	11	**29,037**	31,876
Obligations under finance leases		**14,053**	12,776
Deferred revenue		**1,178**	824
Provision for major overhauls		**1,178**	1,173
Provision for early retirement benefits		**89**	118
Deferred benefits and gains		**1,058**	1,015
Deferred tax liabilities		**629**	912
		47,222	48,694
Net assets		**37,777**	30,316
Capital and reserves			
Share capital		**9,818**	9,818
Reserves		**22,357**	16,999
Total equity attributable to equity shareholders of the Company		**32,175**	26,817
Non-controlling interests		**5,602**	3,499
Total equity		**37,777**	30,316

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2011

	Attributable to equity shareholders of the Company							
	Share capital	Share premium	Fair value reserves	Other reserves	(Accumulated losses)/ retained profits	Total	Non-controlling interests	Total equity
	RMB million	*RMB million*	*RMB million*	*RMB million (Note)*	*RMB million*	*RMB million*	*RMB million*	*RMB million*
Balance at 1 January 2010								
– as previously reported	8,003	4,676	37	754	(3,119)	10,351	2,911	13,262
– adjustment for the changes in accounting policy *(Note 2)*	–	445	–	–	(339)	106	–	106
Balance at 1 January 2010 (as adjusted)	8,003	5,121	37	754	(3,458)	10,457	2,911	13,368
Changes in equity for 2010:								
Profit for the year	–	–	–	–	5,792	5,792	620	6,412
Other comprehensive income	–	–	(6)	–	–	(6)	(9)	(15)
Total comprehensive income	–	–	(6)	–	5,792	5,786	611	6,397
Issuance of shares	1,815	8,757	–	–	–	10,572	–	10,572
Decrease in non-controlling interest as a result of loss of control of a subsidiary	–	–	–	–	–	–	(2)	(2)
Distributions to non-controlling interests	–	–	–	–	–	–	(6)	(6)
Acquisition of equity interest of a subsidiary from a non-controlling interest	–	–	–	–	–	–	(15)	(15)
Government contributions	–	–	–	2	–	2	–	2
Balance at 31 December 2010 and 1 January 2011	9,818	13,878	31	756	2,334	26,817	3,499	30,316
Changes in equity for 2011:								
Profit for the year	–	–	–	–	5,110	5,110	980	6,090
Other comprehensive income	–	–	(10)	–	–	(10)	(2)	(12)
Total comprehensive income	–	–	(10)	–	5,110	5,100	978	6,078
Appropriations to reserves	–	–	–	321	(321)	–	–	–
Distributions to non-controlling interests	–	–	–	–	–	–	(122)	(122)
Capital injection into a subsidiary by a third party	–	253	–	–	–	253	1,207	1,460
Capital injection from a non-controlling interest of a subsidiary	–	–	–	–	–	–	40	40
Share of an associate's reserves movement	–	–	–	5	–	5	–	5
Balance at 31 December 2011	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777

Note: Other reserves represent statutory surplus reserve, discretionary surplus reserve and others.

NOTES TO THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH IFRSs:

1 Company background

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company. The Company's holding company, China Southern Air Holding Company ("CSAHC"), is a state-owned enterprise under the supervision of the PRC central government.

The Company's H shares and American Depositary Receipts ("ADR") (each ADR representing 50 H shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company's A shares listed on the Shanghai Stock Exchange.

2 Adoption of new and revised IFRSs

The International Accounting Standards Board (the "IASB") has issued a number of amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group's financial statements:

- IAS 24 (revised 2009), *Related party disclosures*

- Improvements to IFRSs (2010)

The impacts of these developments are as follows:

- IAS 24 (revised 2009) revises the definition of a related party. As a result, the Group has re-assessed the identification of related parties and restated certain comparative amounts due to/from related companies balances. As the effect of changes in accounting policy was not material to financial statements, no comparative statement of financial position as at 1 January is presented. IAS 24 (revised 2009) also introduces modified disclosure requirements for government-related entities. As a result, the Group has re-assessed the modified disclosure requirements for government-related entities and revised the disclosures accordingly.

- In the *Improvements to IFRSs (2010)* omnibus standard, the IASB extended the scope of paragraph D8 of IFRS 1, *First-time adoption of IFRSs*, for the use of the deemed cost exemption for an event-driven fair value. Under the amended standard, an entity is permitted to take as deemed cost the fair value of some or all of its assets and liabilities, when these fair values were determined under previous GAAP at one particular date because of a specific event which occurred during the period covered by its first financial statements prepared under IFRSs. Previously, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity's transition to IFRSs (being the start of the earliest comparative period included in the first set of IFRS financial statements).

  The Group's first financial statements prepared under IFRSs were for the three years ended 31 December 1996, with the start of the earliest comparative period being on 1 January 1994. During that period and pursuant to applicable laws and regulations of the PRC, the Group's financial statements prepared under the PRC accounting standards for business enterprises ("ASBE") and other relevant rules and regulations included property, plant and equipment and leasehold land use rights at deemed cost based on the valuation performed by independent valuers as at 31 December 1996. As these valuations were performed as of a date later than the date of transition to IFRSs, the Group was not permitted to adopt these valuations as deemed cost for the purposes of its IFRS financial statements. Before 2009, the Group adopted the revaluation model for its property, plant and equipment in accordance with IAS 16, *Property, Plant and Equipment* and the leasehold land use rights were measured at historical cost. In 2009, the Group changed its IFRS accounting policy in

respect of property, plant and equipment from the revaluation model to the historical cost model to increase the relevance of financial data to the users of the financial statements.

During the year, the Group has chosen to adopt the amendments to IFRS 1 by making retrospective adjustments in order to eliminate the aforementioned differences between the Group's financial statements under IFRSs and those under the Accounting Standards for Business Enterprise – Basic Standard and 38 Specific Standard, application guidance, bulletins and other relevant accounting regulations (collectively "PRC GAAP"). Specifically, the Group has retrospectively adjusted the amounts reported for previous periods in its IFRS financial statements to reflect the recognition of the property, plant and equipment and leasehold land use rights at their deemed cost based on the valuation performed by the independent valuers as at 31 December 1996, with consequential adjustments for amortisation charged in subsequent periods.

The results of operation and financial condition previously reported by the Group as at and for the year ended 31 December 2010 have been restated to include the adoption of *Improvements to IFRSs (2010)* as set out below.

	The Group, as previously reported	**Adoption of *Improvements to IFRSs (2010)***	**The Group, as restated**
	RMB million	*RMB million*	*RMB million*
Results of operation:			
Profit attributable to equity shareholders of the Company	5,795	(3)	5,792
Financial condition:			
Lease prepayments	1,605	138	1,743
Deferred tax assets	997	(35)	962
Total non-current assets	95,373	103	95,476
Total equity attributable to the equity shareholders of the Company	26,714	103	26,817

There is no material impact on the Group's financial position as a result of the change in accounting policy as mentioned above, accordingly additional consolidated statement of financial position and related notes are not presented as at the beginning of the comparative period of these consolidated financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3 Revenue and segmental information

(a) Operating revenue

The Group is principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services.

Operating revenue comprises revenue from airline and airline-related business and is stated net of sales tax.

(b) Business segments

The Group's network passenger and cargo operations are managed as a single business unit. The Group's chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, which is the "airline business".

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as "all other segments". Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under PRC GAAP. As such, the amount of each material reconciling items from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 3(d).

Information regarding the Group's reportable segments as provided to the Group's chief operating decision maker for the purposes of resource allocation and assessment of segment performance for the years ended 31 December 2011 and 2010 is set out below.

	Airline business		All other segments		Eliminations		Unallocated*		Total	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010	**2011**	2010
	RMB million	*RMB million*	***RMB million***	*RMB million*	***RMB million***	*RMB million*	***RMB million***	*RMB million*	***RMB million***	*RMB million*
Revenue from external customers	**92,274**	77,394	**433**	394	**–**	–	**–**	–	**92,707**	77,788
Inter-segment sales	**–**	–	**899**	861	**(899)**	(861)	**–**	–	**–**	–
Reportable segment revenue	**92,274**	77,394	**1,332**	1,255	**(899)**	(861)	**–**	–	**92,707**	77,788
Reportable segment profit before taxation	**6,105**	6,742	**43**	81	**–**	–	**720**	1,275	**6,868**	8,098
Reportable segment assets	**122,159**	108,222	**1,909**	1,757	**(325)**	(191)	**5,517**	1,441	**129,260**	111,229
Addition to non-current segment assets during the year	**23,553**	17,188	**51**	38	**–**	–	**37**	5	**23,641**	17,231
Reportable segment liabilities	**90,667**	80,033	**1,289**	1,168	**(335)**	(191)	**–**	–	**91,621**	81,010
Other segment information										
Interest income	**174**	91	**5**	2	**–**	–	**–**	–	**179**	93
Interest expense	**1,023**	1,222	**44**	43	**–**	–	**–**	–	**1,067**	1,265
Depreciation and amortisation for the year	**7,617**	7,050	**70**	83	**–**	–	**–**	–	**7,687**	7,133
Impairment losses (including impact on property, plant and equipment, allowance for doubtful debts and provision for inventories)	**726**	220	**1**	–	**–**	–	**–**	–	**727**	220

* Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale securities, other investments and the principal and interest receivables of wealth management products. Unallocated results primarily include the share of results of associates and jointly controlled entities, the interest income on wealth management products and the gain on disposal of a jointly controlled entity classified as held for sale in 2010.

(c) Geographic information

	2011	2010
	RMB million	*RMB million*
Domestic	**75,807**	63,850
Hong Kong, Macau and Taiwan	**1,958**	1,589
International *	**14,942**	12,349
	92,707	77,788

* Asian market accounted for approximately 56% (2010: 57%) of the Group's total international traffic revenue for the year ended 31 December 2011. The remaining portion was mainly derived from the Group's flights to/from Europe and North America regions and Australia.

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is employed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(d) ***Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies***

	2011	2010
	RMB million	*RMB million*
Revenue		
Reportable segment revenue	**93,606**	78,649
Elimination of inter-segment revenues	**(899)**	(861)
Reclassification of expired sales in advance of carriage	**309**	664
Reclassification of business tax	**(2,621)**	(1,957)
Consolidated revenue	**90,395**	76,495
Profit		
Reportable segment profit before taxation	**6,148**	6,823
Unallocated amounts	**720**	1,275
Losses on lump sum housing benefits	**(26)**	(26)
Adjustments arising from business combinations under common control	**–**	(1)
Capitalisation of exchange difference of specific loans	**87**	17
Government grants	**1**	1
Consolidated profit before taxation	**6,930**	8,089
Assets		
Reportable segment assets	**124,068**	109,979
Elimination of inter-segment balances	**(325)**	(191)
Unallocated amounts	**5,517**	1,441
Losses on lump sum housing benefits	**14**	40
Capitalisation of exchange difference of specific loans	**215**	128
Government grants	**(37)**	(38)
Effect of the above adjustments on taxation	**(40)**	(24)
Consolidated total assets	**129,412**	111,335
Liabilities		
Reportable segment liabilities	**91,956**	81,201
Elimination of inter-segment balances	**(335)**	(191)
Effect of the above adjustments on taxation	**14**	9
Consolidated total liabilities	**91,635**	81,019

4 Flight operations expenses

	2011	2010
	RMB million	*RMB million*
Jet fuel costs	**32,675**	23,492
Operating lease charges	**4,654**	5,298
Air catering expenses	**2,073**	1,808
Aircraft insurance	**201**	206
Flight personnel payroll and welfare	**4,412**	3,420
Training expenses	**681**	628
Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund contributions	**1,655**	1,622
Inventory provision	**141**	8
Others	**1,852**	2,111
	48,344	38,593

5 Impairment on property, plant and equipment

During the year, in view of the age of the Group's fleet of Boeing 737-300 aircraft, the Group planned to dispose of these aircraft and commenced the process of seeking buyers. The Group assessed the recoverable amounts of these aircraft and related fleet assets. Based on the assessment, the carrying amounts of these aircraft and the related fleet assets were written down by RMB544 million as at 31 December 2011.

In prior years, the Group planned to dispose of its fleet of MD90, Airbus 300-600 aircraft and Boeing 757-200 aircraft. These aircraft and related assets' carrying amounts were written down to their recoverable amounts and impairment losses of RMB1,056 million were made as at 31 December 2010. During the year, the MD90 and Airbus 300-600 aircraft fleet and two Boeing 757-200 aircraft were disposed of and a net gain of RMB123 million was recognised in the consolidated income statement. As at 31 December 2011, the Group reviewed the recoverable amounts of the remaining aircraft related assets and a further RMB40 million impairment provision was made.

The estimates of recoverable amounts were based on the greater of the assets' fair value less costs to sell and its value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet.

6 Other net income

	2011	2010
	RMB million	*RMB million*
Government grants	**828**	553
Gain/(loss) on sale of property, plant and equipment, net and lease prepayments		
– Aircraft and spare engines	**180**	(8)
– Other property, plant and equipment and lease prepayments	**(35)**	(1)
Others	**48**	(68)
	1,021	476

7 Interest expense

	2011	2010
	RMB million	*RMB million*
Interest on bank and other loans wholly repayable within five years	**543**	777
Interest on other loans	**333**	263
Finance charges on obligations under finance leases	**388**	403
Other interest expense	**8**	8
Less: interest expense capitalised	**(205)**	(186)
	1,067	1,265

8 Income tax

	2011	2010
	RMB million	*RMB million*
PRC income tax		
Provision for the year	**1,516**	2,134
Over-provision in prior year	**(59)**	–
	1,457	2,134
Deferred tax		
Origination and reversal of temporary differences	**(369)**	(457)
Recognition of deductible temporary differences unrecognised in prior years	**(248)**	–
	(617)	(457)
Actual tax expense	**840**	1,677

Effective from 1 January 2008, under the Corporate Income Tax Law of the PRC ("new tax law"), the Company and its subsidiaries are subject to income tax at the statutory rate of 25% unless otherwise specified.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 22%, 24% and 25% for 2010, 2011 and 2012 onwards, respectively.

The headquarters of the Company and its branches are taxed at rates ranging from 24% to 25% (2010: 22% to 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2010: 15% to 25%).

In respect of majority of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airline activities in the current year and prior years.

9 Dividends

A dividend in respect of the year ended 31 December 2011 of RMB0.2 per share, amounting to a total dividend of RMB1,963,513,400, was proposed by the directors on 29 March 2012. The final dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

No dividend was proposed or paid in 2010.

10 Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2011 is based on the profit attributable to equity shareholders of the Company of RMB5,110 million (2010: RMB5,792 million) and the weighted average of 9,817,567,000 shares in issue during the year (2010: 8,314,100,000 shares), calculated as follows:

	2011	2010
	Million shares	*Million shares*
Issued ordinary shares at 1 January	**9,818**	8,003
Effect of issuance of A shares	**–**	259
Effect of issuance of H shares	**–**	52
Weighted average number of ordinary shares at 31 December	**9,818**	8,314

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior year.

11 Construction in progress and bank and other loans

The construction in progress amounted to RMB15,940 million as at 31 December 2011 mainly included advance payments for the acquisition of aircraft of RMB14,477 million and progress payments for other construction projects.

The advance payments were mainly financed by bank and other loans.

12 Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	2011	2010
	RMB million	*RMB million*
Within 1 month	**1,977**	1,829
More than 1 month but less than 3 months	**164**	134
More than 3 months but less than 12 months	**6**	29
	2,147	1,992

13 Other receivables

As at 31 December 2011, other receivables of RMB4,988 million mainly includes the wealth management products purchased by Xiamen Airlines from a state-owned commercial bank. These products are repo bonds and bear annualised interest rates from 5.00% to 5.82% with maturity dates from 92 days to 183 days from dates of purchase. The principal of the outstanding wealth management products was RMB3,500 million as at 31 December 2011, of which RMB3,400 million were subsequently matured and received as of the announcement date. The total interest income on these wealth management products was RMB128 million in 2011.

14 Trade payables

The following is the ageing analysis of trade payables:

	2011	2010
	RMB million	*RMB million*
Within 1 month	**2,328**	1,190
More than 1 month but less than 3 months	**315**	337
More than 3 months but less than 6 months	**152**	240
More than 6 months but less than 1 year	**12**	12
More than 1 year	**40**	27
	2,847	1,806

15 Share Appreciation Rights Scheme ("SARs")

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" and "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" ("the Scheme").

Under this Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HK$3.92 per unit prior to 31 December 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H Share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H Share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

The fair value of the liability for SARs are measured by using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into this model. The fair value of the liability for SARs was remeasured as at 31 December 2011 of RMB231,000 and a corresponding staff cost of RMB231,000 was recognised in the consolidated income statement in 2011.

16 Non-adjusting events after the financial year end

(a) On 28 February 2012, the Company entered into an agreement with the Boeing Company to purchase 10 Boeing B777-300ER aircraft at a predetermined price, which are scheduled for delivery from 2013 to 2016.

(b) On 29 March 2012, the directors proposed a final dividend in respect of the year ended 31 December 2011. Further details are disclosed in Note 9.

17 Comparative figures

As a result of the application of IAS24 (revised 2009), *Related party disclosures and Improvements in IFRSs (2010)*, certain comparative figures have been adjusted to conform to current year's presentation and to provide comparative amounts in respect of items disclosed in 2011. Further details of these developments are disclosed in Note 2.

B. PREPARED IN ACCORDANCE WITH THE PRC GAAP

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2011

	2011 ***RMB million***	2010 *RMB million*
Operating revenue	**92,707**	77,788
Less: Operating costs	**76,954**	62,567
Business taxes and surcharges	**2,621**	1,957
Selling and distribution expenses	**6,640**	5,694
General and administrative expenses	**2,574**	2,182
Net financial income	**(1,635)**	(456)
Impairment losses	**727**	220
Add: Gain from changes in fair value	**13**	31
Investment income	**707**	1,214
Operating profit	**5,546**	6,869
Add: Non-operating income	**1,502**	1,300
Less: Non-operating expenses	**180**	71
Profit before income tax	**6,868**	8,098
Less: Income tax expense	**819**	1,673
Net profit for the year	**6,049**	6,425
Add: Other comprehensive income for the year	**(12)**	(15)
Total comprehensive income for the year	**6,037**	6,410
Attributable to		
Equity shareholders of the Company	**5,075**	5,805
Minority interests	**974**	620
Net profit for the year	**6,049**	6,425
Total comprehensive income attributable to		
Equity shareholders of the Company	**5,065**	5,799
Minority interests	**972**	611
Total comprehensive income for the year	**6,037**	6,410

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2011

	2011	2010
	RMB million	*RMB million*
Assets		
Current assets		
Cash at bank and on hand	**9,935**	10,404
Accounts receivable	**2,186**	2,005
Prepayments	**711**	665
Dividends receivable	**4**	–
Other receivables	**1,498**	1,430
Inventories	**1,618**	1,355
Other current assets	**3,533**	–
Total current assets	**19,485**	15,859
Non-current assets		
Available-for-sale financial assets	**64**	80
Long-term equity investments	**1,920**	1,361
Investment properties	**454**	473
Fixed assets	**87,152**	79,682
Construction in progress	**15,844**	10,014
Intangible assets	**2,034**	1,836
Lease deposits	**583**	544
Long-term deferred expenses	**384**	394
Deferred tax assets	**1,340**	986
Total non-current assets	**109,775**	95,370
Total assets	**129,260**	111,229
Liabilities and shareholders' equity		
Current liabilities		
Short-term loans	**6,925**	3,568
Financial liabilities held for trading	**–**	13
Bills payable	**50**	104
Accounts payable	**9,870**	9,058
Sales in advance of carriage	**5,299**	3,604
Employee benefits payable	**2,319**	2,022
Taxes payable	**1,355**	2,345
Interest payable	**160**	123
Other payables	**3,880**	3,554
Non-current liabilities due within one year	**13,648**	7,410
Total current liabilities	**43,506**	31,801

	2011 *RMB million*	2010 *RMB million*
Non-current liabilities		
Long-term loans	**29,037**	31,876
Obligations under finance leases	**14,053**	12,776
Provision for major overhauls	**1,178**	1,173
Deferred revenue	**3,143**	2,363
Provision for early retirement benefits	**89**	118
Deferred tax liabilities	**615**	903
Total non-current liabilities	**48,115**	49,209
Total liabilities	**91,621**	81,010
Shareholders' equity		
Share capital	**9,818**	9,818
Capital reserve	**14,407**	14,159
Surplus reserve	**924**	603
Retained earnings	**6,929**	2,175
Total equity attributable to equity shareholders of the Company	**32,078**	26,755
Minority interests	**5,561**	3,464
Total shareholders' equity	**37,639**	30,219
Total liabilities and shareholders' equity	**129,260**	111,229

Notes:

The financial information set out above is derived from the audited financial statements for the year ended 31 December 2011 prepared in accordance with PRC GAAP which is available on the website of Shanghai Stock Exchange at http://www.sse.com.cn and the Company's website at http://www.csair.com.

C. RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

(1) The effect of the differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company is analysed as follows:

	2011	2010
	RMB million	*RMB million*
Amount under PRC GAAP	**5,075**	5,805
Adjustments:		
Losses on lump sum housing benefits	**(26)**	(26)
Adjustments arising from business combinations under common control	**–**	(1)
Capitalisation of exchange difference of specific loans	**87**	17
Government grants	**1**	1
Effect of the above adjustments on taxation	**(21)**	(4)
Effect of the above adjustments on minority interests	**(6)**	–
	35	(13)
Amount under IFRSs	**5,110**	5,792

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

	2011	2010
	RMB million	*RMB million*
Amount under PRC GAAP	**32,078**	26,755
Adjustments:		
Losses on lump sum housing benefits	**14**	40
Capitalisation of exchange difference of specific loans	**215**	128
Accumulated loss attributed to minority interests of a subsidiary	**(23)**	(23)
Government grants	**(37)**	(38)
Effect of the above adjustments on taxation	**(54)**	(33)
Effect of the above adjustments on minority interests	**(18)**	(12)
	97	62
Amount under IFRSs	**32,175**	26,817

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

	For the year ended 31 December 2011	2010	2011 vs 2010 Increase/ (decrease)
Traffic			
Revenue passenger kilometres (RPK) *(million)*			
– Domestic	**99,674**	94,014	**6.0%**
– Hong Kong, Macau and Taiwan	**2,082**	1,788	**16.4%**
– International	**20,588**	15,526	**32.6%**
Total	**122,344**	111,328	**9.9%**
Revenue tonne kilometres (RTK) *(million)*			
– Domestic	**10,195**	9,715	**4.9%**
– Hong Kong, Macau and Taiwan	**198**	171	**15.8%**
– International	**4,068**	3,218	**26.4%**
Total	**14,461**	13,104	**10.4%**
Passengers carried *(thousand)*			
– Domestic	**72,926**	69,727	**4.6%**
– Hong Kong, Macau and Taiwan	**1,767**	1,573	**12.3%**
– International	**5,984**	5,156	**16.1%**
Total	**80,677**	76,456	**5.5%**
Cargo and mail carried *(thousand tonnes)*			
– Domestic	**857**	874	**(1.9%)**
– Hong Kong, Macau and Taiwan	**13**	12	**8.3%**
– International	**265**	231	**14.7%**
Total	**1,135**	1,117	**1.6%**
Capacity			
Available seat kilometres (ASK) *(million)*			
– Domestic	**120,462**	117,383	**2.6%**
– Hong Kong, Macau and Taiwan	**2,753**	2,353	**17.0%**
– International	**27,849**	20,762	**34.1%**
Total	**151,064**	140,498	**7.5%**

	For the year ended 31 December		2011 vs 2010 Increase/ (decrease)
	2011	2010	
Available tonne kilometres (ATK) *(million)*			
– Domestic	**14,145**	13,890	**1.8%**
– Hong Kong, Macau and Taiwan	**316**	269	**17.5%**
– International	**6,334**	4,981	**27.2%**
Total	**20,795**	19,140	**8.6%**
Load factor			
Passenger load factor (RPK/ASK) *(%)*			
– Domestic	**82.7**	80.1	**3.2%**
– Hong Kong, Macau and Taiwan	**75.7**	76.0	**(0.4%)**
– International	**73.9**	74.8	**(1.2%)**
Overall	**81.0**	79.2	**2.3%**
Overall load factor (RTK/ATK) *(%)*			
– Domestic	**72.1**	69.9	**3.1%**
– Hong Kong, Macau and Taiwan	**62.6**	63.6	**(1.6%)**
– International	**64.2**	64.6	**(0.6%)**
Overall	**69.5**	68.5	**1.5%**
Yield			
Yield per RPK *(RMB)*			
– Domestic	**0.68**	0.62	**9.7%**
– Hong Kong, Macau and Taiwan	**0.88**	0.85	**3.5%**
– International	**0.56**	0.58	**(3.4%)**
Overall	**0.67**	0.62	**8.1%**
Yield per RTK *(RMB)*			
– Domestic	**6.90**	6.20	**11.3%**
– Hong Kong, Macau and Taiwan	**9.69**	9.29	**4.3%**
– International	**3.67**	3.84	**(4.4%)**
Overall	**6.03**	5.66	**6.5%**
Fleet			
Total number of aircraft at year end			
– Boeing	**223**	208	**7.2%**
– Airbus	**208**	191	**8.9%**
– McDonnell Douglas	**–**	12	**(100.0%)**
– Others	**13**	11	**18.2%**
Total	**444**	422	**5.2%**

	For the year ended 31 December		2011 vs 2010 Increase/ (decrease)
	2011	2010	
Overall utilisation rate *(hours per day)*			
– Boeing	**10.02**	9.78	**2.5%**
– Airbus	**9.74**	9.47	**2.9%**
– McDonnell Douglas	**8.54**	9.09	**(6.1%)**
Overall	**9.80**	9.55	**2.6%**

MANAGEMENT DISCUSSION AND ANALYSIS

During the reporting period, benefitted from the steady and relatively fast growth of the PRC economy, the domestic aviation demand recorded a steady growth. However, due to the slow recovery in the developed economies, intense political situations in some regions and other unexpected events such as the earthquake in Japan, the growth of the international aviation and aviation cargo transport markets was slow and underwent a downturn. Facing the complicated economic situation, the Company firmly pushed forward its strategic transformation and internationalization strategy, continued to strengthen the hub construction, made great effort to enhance transit capability, proactively enhanced its service standards and brand image and conducted effective structural adjustment, thus significantly improved the Company's competitiveness and risk management ability.

During the reporting period, the Company made greater efforts to push forward the hub construction with increasing degree of hub concentration and the hub effect was gradually demonstrated. In particular, the popularity and competitiveness of the Guangzhou hub was significantly enhanced. During the reporting period, the transit assurance and sales capability were effectively enhanced with fast growth in the number of transit passengers and transit sales income. In 2011, the internationalization process of the Company proceeded at an obviously faster pace. The international routes, including those of direct flight from Guangzhou to Auckland, Vancouver and Perth were successively launched, and those from Guangzhou to Sydney, Melbourne and Los Angeles were intensified. The number of our international and regional flights grew rapidly and the proportion of the available seat kilometres in international routes increased substantially. We are moving towards the goal as an airline of international standard operating with an efficient network.

During the reporting period, the Company conducted the "Year of Branded Service Innovation" activity and fully performed benchmarking management and accelerated the standardization, accuracy and internationalization of its services by leveraging the opportunity of the SKYTRAX Four-star certification; we improved our service flow, increased investment in services and put emphasis on the improvement of the environment for the first class and business class cabins; we strictly rectified the delays of flights and effectively increased the Company's flight on-schedule rate in close collaboration with each of the related units. During the reporting period, the Company was granted "SKYTRAX Four-Star Airline" and the award of "World's Most-Improved Airline in 2011" by SKYTRAX. In addition, the Company stepped up its brand promotion activities through the platforms such as the Australian Tourism Exchange and the Conference of the World Tourism, and was ranked sixth in "China's Top 100 Brands" of Asian brands ranking and granted "Annual Asian Airline Brand Attracting Most Attention".

FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB5,110 million was recorded in 2011 as compared to the profit attributable to equity shareholders of the Company of RMB5,792 million in 2010. The Group's operating revenue increased by RMB13,900 million or 18.2% from RMB76,495 million in 2010 to RMB90,395 million in 2011. Passenger load factor increased by 1.8 percentage points from 79.2% in 2010 to 81.0% in 2011. Passenger yield (in passenger revenue per RPK) increased by RMB0.05 or 8.1% from RMB0.62 in 2010 to RMB0.67 in 2011. Average yield (in traffic revenue per RTK) increased by 6.5% from RMB5.66 in 2010 to RMB6.03 in 2011. Operating expenses increased by RMB16,374 million or 23.2% from RMB70,689 million in 2010 to RMB87,063 million in 2011. As a result of the increase in operating expenses, operating profit of RMB4,353 million was recorded in 2011 as compared to operating profit of RMB6,282 million in 2010, down by RMB1,929 million.

OPERATING REVENUE

	2011		2010		
	Operating revenue		Operating revenue		**Changes in revenue**
	RMB million	**Percentage**	*RMB million*	Percentage	
Traffic revenue	**87,252**	**96.5%**	74,140	96.9%	**17.7%**
Including: Passenger revenue	**81,492**		68,704		**18.6%**
– Domestic	**68,222**		58,155		**17.3%**
– Hong Kong, Macau and Taiwan	**1,834**		1,521		**20.6%**
– International	**11,436**		9,028		**26.7%**
Cargo and mail revenue	**5,760**		5,436		**6.0%**
Other operating revenue	**3,143**	**3.5%**	2,355	3.1%	**33.5%**
Mainly including:					
Commission income	**643**		469		**37.1%**
Hotel and travel services income	**614**		477		**28.7%**
Ground services income	**368**		390		**(5.6%)**
Expired sales in advance of carriage	**309**		249		**24.1%**
Aircraft wet lease income	**319**		50		**>100.0%**
Total operating revenue	**90,395**	**100.0%**	76,495	100.0%	**18.2%**
Less: Fuel surcharge income	**(11,699)**		(5,583)		
Total operating revenue excluding fuel surcharge	**78,696**		70,912		


Traffic revenue composition
(RMB million)
5,760 (6.6%)
81,492 (93.4%)
2011
5,436 (7.3%)
68,704 (92.7%)
2010
Cargo and Mail Revenue
Passenger Revenue


Passenger revenue composition
(RMB million)
11,436
(14.0%)
1,834
(2.3%)
68,222
(83.7%)
2011
9,028
(13.1%)
1,521
(2.2%)
58,155
(84.7%)
2010
Domestic
Hong Kong, Macau and Taiwan
International

Substantially all of the Group's operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 96.5% and 96.9% of total operating revenue in 2011 and 2010 respectively. Passenger revenue and cargo and mail revenue accounted for 93.4% and 6.6% respectively of the total traffic revenue in 2011. The other operating revenue is mainly derived from commission income, hotel and travel services income, fees charged for ground services rendered to other Chinese airlines, income from expired sales in advance of carriage and aircraft wet lease income.

The increase in operating revenue was primarily due to an 18.6% increase in passenger revenue from RMB68,704 million in 2010 to RMB81,492 million in 2011. The total number of passengers carried increased by 5.5% to 80.68 million passengers in 2011. RPKs increased by 9.9% from 111,328 million in 2010 to 122,344 million in 2011, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK increased from RMB0.62 in 2010 to RMB0.67 in 2011.

Domestic passenger revenue, which accounted for 83.7% of the total passenger revenue in 2011, increased by 17.3% from RMB58,155 million in 2010 to RMB68,222 million in 2011. Domestic passenger traffic in RPKs increased by 6.0%, while passenger capacity in ASKs increased by 2.6%, resulting in an increase in passenger load factor by 2.6 percentage points from 80.1% in 2010 to 82.7% in 2011. Domestic passenger yield per RPK increased from RMB0.62 in 2010 to RMB0.68 in 2011, mainly resulted from the increase of domestic passenger revenue and fuel surcharge income during the year.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.3% of total passenger revenue, increased by 20.6% from RMB1,521 million in 2010 to RMB1,834 million in 2011. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 16.4%, while passenger capacity in ASKs increased by 17.0%, resulting in a decrease in passenger load factor by 0.3 percentage points from 76.0% in 2010 to 75.7% in 2011. Passenger yield per RPK increased from RMB0.85 in 2010 to RMB0.88 in 2011, mainly resulted from the increase of Hong Kong, Macau and Taiwan passenger revenue.

International passenger revenue, which accounted for 14.0% of total passenger revenue, increased by 26.7% from RMB9,028 million in 2010 to RMB11,436 million in 2011. For international flights, passenger traffic in RPKs increased by 32.6%, while passenger capacity in ASKs increased by 34.1%, resulting in a 0.9 percentage points decrease in passenger load factor from 74.8% in 2010 to 73.9% in 2011. Passenger yield per RPK decreased from RMB0.58 in 2010 to RMB0.56.

Cargo and mail revenue, which accounted for 6.6% of the Group's total traffic revenue and 6.4% of total operating revenue, increased by 6.0% from RMB5,436 million in 2010 to RMB5,760 million in 2011. The increase was attributable to the increase in cargo traffic volume and fuel surcharge income.

Other operating revenue increased by 33.5% from RMB2,355 million in 2010 to RMB3,143 million in 2011. The increase was primarily due to the general growth in income from various auxiliary operations.

OPERATING EXPENSES

Total operating expenses in 2011 amounted to RMB87,063 million, representing an increase of 23.2% or RMB16,374 million over 2010, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue increased from 92.4% in 2010 to 96.3% in 2011.

Operating expenses

	2011		2010	
	RMB million	***Percentage***	*RMB million*	*Percentage*
Flight operations	**48,344**	**55.5%**	38,593	54.6%
Mainly including: Jet fuel costs	**32,675**		23,492	
Operating lease charges	**4,654**		5,298	
Flight personnel payroll and welfare	**4,412**		3,420	
Maintenance	**7,531**	**8.7%**	5,586	7.9%
Aircraft and traffic servicing	**12,337**	**14.2%**	10,968	15.5%
Promotion and sales	**6,568**	**7.5%**	5,555	7.9%
General and administrative	**2,807**	**3.2%**	2,266	3.2%
Impairment on property, plant and equipment	**584**	**0.7%**	212	0.3%
Depreciation and amortisation	**7,689**	**8.8%**	7,065	10.0%
Others	**1,203**	**1.4%**	444	0.6%
Total operating expenses	**87,063**	**100.0%**	70,689	100.0%

Composition of operating expenses in 2011


Flight operations
Maintenance
Aircraft and traffic servicing
Promotion and sales
General and administrative
Impairment on property, plant and equipment
Depreciation and amortisation
Others

Comparision of operating expenses


(RMB million)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2011
2010
Flight operations
Maintenance
Aircraft and traffic servicing
Promotion and sales
General and administrative
Impairment on property, plant and equipment
Depreciation and amortisation
Others

Flight operations expenses, which accounted for 55.5% of total operating expenses, increased by 25.3% from RMB38,593 million in 2010 to RMB48,344 million in 2011, primarily as a result of increase in jet fuel costs because of greater consumption of jet fuel and increase in average fuel prices. Jet fuel costs, which accounted for 67.6% of flight operations expenses, increased by 39.1% from RMB23,492 million in 2010 to RMB32,675 million in 2011.

Maintenance expenses, which accounted for 8.7% of total operating expenses, increased by 34.8% from RMB5,586 million in 2010 to RMB7,531 million in 2011. The increase was mainly due to the increase in number of engines repaired and routine maintenance during the year.

Aircraft and traffic servicing expenses, which accounted for 14.2% of total operating expenses, increased by 12.5% from RMB10,968 million in 2010 to RMB12,337 million in 2011. The increase was primarily due to an 8.1% rise in landing and navigation fees from RMB7,792 million in 2010 to RMB8,426 million in 2011, resulted from the increase in number of flights.

Promotion and sales expenses, which accounted for 7.5% of total operating expenses, increased by 18.2% from RMB5,555 million in 2010 to RMB6,568 million in 2011.

General and administrative expenses, which accounted for 3.2% of the total operating expenses, increased by 23.9% from RMB2,266 million in 2010 to RMB2,807 million in 2011.

Impairment on property, plant and equipment increased by RMB372 million from RMB212 million in 2010 to RMB584 million in 2011.

Depreciation and amortisation, which accounted for 8.8% of total operating expenses, increased by 8.8% from RMB7,065 million in 2010 to RMB7,689 million in 2011, mainly due to the additional depreciation charges on aircraft delivered in 2011.

OPERATING PROFIT

Operating profit of RMB4,353 million was recorded in 2011 (2010: RMB6,282 million). The decrease in profit was mainly due to the net effect of increase in operating revenue by RMB13,900 million or 18.2% in 2011 and increase in operating expenses by RMB16,374 million or 23.2%.

OTHER NET INCOME

Other net income increased by RMB545 million from RMB476 million in 2010 to RMB1,021 million in 2011, mainly due to the increase of government grants and gain on disposal of aircraft.

Interest expense decreased by RMB198 million from RMB1,265 million in 2010 to RMB1,067 million in 2011 was mainly due to the decrease in weighted average bank and other loans balances during the year.

Net exchange gain of RMB2,755 million was recorded in 2011, an increase of RMB1,009 million from RMB1,746 million in 2010, mainly due to Renminbi appreciated significantly against US dollar in 2011.

INCOME TAX

Income tax expense of RMB840 million was recorded in 2011, the decrease by RMB837 million from RMB1,677 million in 2010, mainly due to the utilisation of unrecognised deductible temporary differences and unused tax losses balance brought forward from prior years and the recognition of deductible temporary differences in 2011.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2011, the Group's current liabilities exceeded its current assets by RMB24,928 million. For the year ended 31 December 2011, the Group recorded a net cash inflow from operating activities of RMB12,557 million, a net cash outflow from investing activities of RMB21,957 million and a net cash inflow from financing activities of RMB8,859 million, which in total resulted in a net decrease in cash and cash equivalents of RMB541 million.

	2011	2010
	RMB million	*RMB million*
Net cash from operating activities	**12,557**	11,442
Net cash used in investing activities	**(21,957)**	(11,568)
Net cash from financing activities	**8,859**	6,187
Net (decrease)/increase in cash and cash equivalents	**(541)**	6,061

In 2012 and thereafter, the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2011, the Group had banking facilities with several PRC banks for providing loan finance up to approximately RMB127,448 million (2010: RMB146,702 million), of which approximately RMB36,414 million (2010: RMB39,173 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2012. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payment of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analyses of the Group's borrowings are as follows:

Composition of borrowings

	2011 *RMB million*	2010 *RMB million*	**Change**
Total borrowings	**63,663**	55,630	**14.4%**
Fixed rate borrowings	**6,582**	7,417	**(11.3%)**
Floating rate borrowings	**57,081**	48,213	**18.4%**


6,582
(10.3%)
57,081
(89.7%)
2011
7,417
(13.3%)
48,213
(86.7%)
2010
Fixed rate borrowings
(RMB million)
Floating rate borrowings
(RMB million)

Analysis of borrowings by currency

	2011 *RMB million*	2010 *RMB million*
USD	**62,338**	54,787
RMB	**766**	843
Others	**559**	–
Total	**63,663**	55,630

Maturity analysis of borrowings

	2011	2010
	RMB million	*RMB million*
Within 1 year	**20,573**	10,978
After 1 year but within 2 years	**10,832**	12,134
After 2 years but within 5 years	**16,559**	16,475
After 5 years	**15,699**	16,043
Total borrowings	**63,663**	55,630

The Group's capital structure at the end of the year is as follows:

	2011	2010	**Change**
Net debts *(RMB million)*	**75,790**	64,051	**18.3%**
Total equity *(RMB million)*	**37,777**	30,316	**24.6%**
Ratio of net debt to total equity	**201%**	211%	**(4.7%)**


37,777
(33.3%)
75,790 (66.7%)
2011
30,316
(32.1%)
64,051 (67.9%)
2010
Total equity (RMB Million)
Net debts (RMB Million)

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits) increased by 18.3% to RMB75,790 million at 31 December 2011, compared to RMB64,051 million at 31 December 2010.

As at 31 December 2011, total equity attributable to equity shareholders of the Company amounted to RMB32,175 million, representing an increase of RMB5,358 million from RMB26,817 million at 31 December 2010. Total equity at 31 December 2011 amounted to RMB37,777 million (2010: RMB30,316 million).

Ratio of net debt to total equity of the Group at 31 December 2011 was 201%, as compared to 211% at 31 December 2010.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars and Singapore dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

MAJOR CHARGE ON ASSETS

As at 31 December 2011, certain aircraft of the Group with an aggregate carrying value of approximately RMB53,062 million (2010: certain aircraft and advance payments for aircraft of RMB49,063 million) were mortgaged under certain loans or certain lease agreements.

COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2011, the Group had capital commitments of approximately RMB65,040 million (2010: RMB76,615 million). Of such amounts, RMB61,250 million related to the acquisition of aircraft and related flight equipment and RMB3,790 million for other projects.

As at 31 December 2011, the Group had capital commitments as follows:

	2011	2010
	RMB million	*RMB million*
Authorised and contracted for		
Capital contributions to a subsidiary	**120**	–
Capital contributions for acquisition of interests in associates	**119**	–
Share of capital commitments of a jointly controlled entity	**27**	14
	266	14

Contingent Liabilities

(a) The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan, Haikou and other PRC cities. These properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the properties and buildings.

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with its pilot trainees and certain banks whereby, the Company and Xiamen Airlines provided guarantees on personal bank loans amounting up to RMB395 million (2010:RMB250 million) that can to be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2011, an aggregate of personal bank loans of RMB293 million (2010:RMB151 million), under these guarantees, were drawn down from the banks. During the year, the Group has made repayments of RMB4 million (2010:RMB2 million) due to the default of payments of certain pilot trainees.

(c) The Company received a claim on 11 July 2011 from an overseas entity (the "claimant") against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The claim is still being investigated and the directors are of the opinion that the claim is without merit and the Company has involved its legal advisor to defend the claim and filed a defense to the claimant declining all the claims and made a counter claim for an indemnity of around USD34 million caused by the claimant's non-execution of the aircraft sale agreement. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

SHARE CAPITAL STRUCTURE

Change in Share Capital

In 2011, there was no change in the share capital of the Company.

Share Capital Structure

As at 31 December 2011, the share capital of the Company comprised the following:

Type of Shares	Number of Shares	Approximate percentage of total share capital
1. A Shares with selling restrictions	845,050,000	8.61%
2. H Shares	2,794,917,000	28.47%
3. A Shares	6,177,600,000	62.92%
Total issued Shares	9,817,567,000	100.00%

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2011.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed the audited financial statements of the Group for the year ended 31 December 2011.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2011 complied with the Model Code (the "Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Board, the Group has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2011.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB2.00 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2011, totalling approximately RMB1,963,513,400 based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2011 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to shareholders of A share, and in HKD to shareholder of H share. The profit distribution proposal is subject to shareholders' approval at the general meeting.

2012 OUTLOOK

Looking into 2012, we see challenges as well as opportunities, but opportunities prevail. Although the international economy is still affected by the European debt crisis, the recovery of world economy is still predictable. The PRC economy is still maintaining a steady growth momentum over the medium and long term. Although the current PRC economic growth is slowing down, the government has adopted in advance the policy of micro-adjustment to avoid rapid decline of the economy, and it is expected that the PRC economy will maintain a steady growth in 2012. Increasing income and consumption upgrade of residents make civil aviation become popular which drives the steady growth of aviation demand. Additionally, after the Company recorded profits for three consecutive years and completed refinancing, the balance sheet and capital strength of the Company have seen significant improvement. Meantime, as the negative influence of the European debt crisis, it is anticipated that the world economy will recover at a slow pace in 2012. Along with the sluggish economy in developed economies and the domestic macro control measures, domestic economic activities will be hampered and economic growth in the

PRC is expected to slow down. Affected by the overall economic condition, the 2012 international aviation market will be relatively weak with anemic growth, and cargo transport market will also remain depressed. Though the domestic passenger aviation market will continue to grow due to the economic environment in China, the growth rate is expected to slow down. Furthermore, the domestic aviation industry is also facing challenges arising from the faster growing transportation capacity and intensified market competition, so further increase in the passenger revenue will be affected. Due to the factors including the easing monetary policies in major economies and geopolitical tensions, the international oil prices may remain high, which will exert greater pressure on the profits of the aviation industry in 2012. Compared with 2011, the pace of the appreciation of RMB against the US$ will be less impressive in 2012, and the exchange gain for the aviation industry will also decline. Therefore, the Company will attach great importance to study the changes in the market environment in 2012, seize opportunities to develop, effectively cope with the challenges in the operations, continue to make effort to push forward the strategic transformation and accelerate structural adjustment and optimization while ensuring safety with full efforts. Priorities will be given to the following works:

1. To strengthen safety management mechanism and team construction to realize safe operation with full efforts

2. To strengthen market development, increase revenue and create good operating results

3. To expand the transformation achievements, improve the quality of transformation and firmly push forward the strategic transformation and internationalization

4. To strengthen building up our brand and enhance service standards.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2011 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2011, with an unqualified auditor's report, and all other information required under Appendix 16 of the Listing Rules will be despatched to shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
29 March 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors, and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.